# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 03/26/2025
Amends the filing with accession number 0001104659-22-047984
Filed by CIK 0001391935
Persons authorized to receive notices and communications: Wesley Cummins, Applied Digital Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, Texas (TX), 75219, (214) 556-2465; Steven E. Siesser, Esq., Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, New York (NY), 10020, (212) 204-8688

## Reporting persons
- Wesley Cummins (CIK 0001391935): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 22,254,970; shared voting power 0; sole dispositive power 22,254,970; shared dispositive power 0; aggregate amount beneficially owned 22,254,970 (10% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Applied Digital Corp.
Comment: Explanatory Note: This Amendment No. 3 (this "Amendment") amends and supplements Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on April 21, 2022, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on December 5, 2022 ("Amendment No. 1") and Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on November 29, 2024 ("Amendment No. 2,"and collectively "Schedule 13D, as amended"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D, as amended, is hereby supplemented as follows:

On February 5, 2025, as the result of previously issued RSUs vesting, the Reporting Person received 83,333 shares of Common Stock, of which 21,009 shares of Common Stock were withheld for tax purposes (collectively, the "February 2025 Vesting").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D, as amended, is hereby supplemented as follows:

Pursuant to a certain Membership Interest Purchase Agreement (the "March 2025 Purchase Agreement"), dated March 26, 2025, by and between Lost River, LLC (the "Purchaser"), of which the Reporting Person is a member, and 1334 Partners, L.P. (the "Seller"), an entity which holds 100% of the membership interests in Beacon Partners LLC ("Beacon"), the Reporting Person shall transfer 1,000,000 shares of Common Stock on behalf of the Purchaser to the Seller in exchange for 49% of the membership interests of Beacon and a $1,400,000 credit to the Purchaser's pro rata share of operating expenses of Beacon. The closing price of the Common Stock prior to the signing of the March 2025 Purchase Agreement was $7.44 per share. In connection with the March 2025 Purchase Agreement, the Purchaser delivered a certain Direction Letter (the "March 2025 Direction Letter"), dated March 26, 2025, to the Reporting Person directing the Reporting Person to transfer the 1,000,000 shares of Common Stock on behalf of the Purchaser to the Seller.

The Reporting Person acquired, disposed of, and holds the securities described herein as the Chairman and Chief Executive Officer of the Issuer and for investment purposes in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D, as amended, is hereby supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment and the information set forth in or incorporated by reference in Item 3, Item 4 and Item 6 of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 22,254,970 shares of Common Stock, all of which securities he has sole voting and dispositive power, including: (i) 17,590,238 shares of Common Stock held by Cummins Family Ltd, of which the Reporting Person is the Chief Executive Officer, (ii) 2,296,113 shares of Common Stock held directly by the Reporting Person, (iii) 742,166 shares of Common Stock held by the Reporting Person's individual retirement account, and (iv) 1,626,453 shares of Common Stock held by 272 Capital, of which the Reporting Person is the President. The following RSUs are included in the Reporting Person's beneficial ownership as of the date hereof except to the extent such RSUs remain unvested or will not vest within 60 days after the date hereof: (i) 500,000 RSUs granted on August 5, 2022, of which one-sixth (1/6) of the RSUs vested on February 5, 2023, August 5, 2023, February 5, 2024, August 5, 2024, and February 5, 2025 and will further vest on August 5, 2025, (ii) 600,000 RSUs granted on April 4, 2023, of which one-third (1/3) of the RSUs vested on April 4, 2024 and one-sixth (1/6) of the RSUs vested on October 4, 2024, and will further vest on April 4, 2025 (which shall vest within 60 days after the date hereof), October 4, 2025 and April 4, 2026, and (iii) 600,000 RSUs granted on October 10, 2024, of which one-third (1/3) of the RSUs vest on October 10, 2025 and one-sixth (1/6) vest on April 10, 2026, October 10, 2026, April 10, 2027, and October 10, 2027. The Reporting Person's holdings represent an aggregate of approximately 10.0% of the Issuer's outstanding shares of Common Stock (based on 222,903,471 shares of Common Stock reported as outstanding as of January 13, 2025 in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on January 14, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 22,254,970 shares of Common Stock, all of which securities he has sole voting and dispositive power.
Transactions in the class effected during the past sixty days: Except for the February 2025 Vesting, the March 2025 Purchase Agreement and the March 2025 Direction Letter, there were no transactions by the Reporting Person in shares of Common Stock during the period commencing sixty (60) days prior to the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D, as amended, is hereby supplemented as follows:

The disclosure set forth above in Item 4 regarding the March 2025 Purchase Agreement and the March 2025 Direction Letter is incorporated herein and is qualified by reference to the text thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 2 Membership Interest Purchase Agreement, dated March 26, 2025, by and between Lost River, LLC and 1334 Partners, L.P.

Exhibit 3 Direction Letter, dated March 26, 2025, by Lost River, LLC to Wesley Cummins.

## Signatures
- Wesley Cummins: /s/ Wesley Cummins, Wesley Cummins (03/28/2025)